

SEC 16013199

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Repex & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Durie Avenue
(No. and Street)

Closter	NJ	07624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sokolower (201)767-1050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA PC
(Name – *if individual, state last, first, middle name*)

4 Executive Boulevard, Suite 304	Suffern	NY	10901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Sokolower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Repex & Co., Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

WILLIAM HOLZER
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES
JANUARY 16, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPEX & CO., INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

REPEX & CO., INC.
TABLE OF CONTENTS
DECEMBER 31, 2015


SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Report of Independent Registered Public Accounting Firm

To the Shareholder
Repex & Co., Inc.

We have audited the accompanying statement of financial condition of Repex & Co., Inc. as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Repex & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Repex & Co., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1, Schedule of Reconciliation of Net Capital Per Focus Report With Audit Report, Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Repex & Co., Inc.'s financial statements. The supplemental information is the responsibility of Repex & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SRV, CPA PC

Suffern, New York
February 19, 2016

REPEX & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$229,694
Securities owned – at fair value (Note 3)	314,628
Commissions receivable	23,809
Prepaid expenses	7,374
Total Assets	$575,505

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$90,807
Clearance fee payable		5,655
Payroll taxes payable		1,594
Total Liabilities		98,056
Commitments and Contingencies (Notes 4 and 6)		
Stockholder's Equity		
Common Stock		
Authorized: 200 shares, no par value		
Issued and Outstanding: 100 shares	6,000	
Retained Earnings	471,449	
Total Stockholder's Equity		477,449
Total Liabilities and Stockholder's Equity		$575,505

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

Revenues	
Commissions	$352,865
Gains – principal trades	27,491
Rule 12b-1 fees	10,963
Interest and dividends	108
Service fees	25,300
Total Revenues	416,727
Expenses	
Officers' salaries	89,000
Other salaries	67,825
Payroll taxes	17,335
Commissions	69,995
Clearance fees	87,450
Stationery, printing and office expenses	2,970
Advertising	900
Stock exchange expenses	11,927
Telephone and communications	7,399
Travel	2,117
Information technology services	38,647
Professional fees	10,900
Insurance	1,037
Total Expenses	407,502
Income before income taxes	9,225
State corporate taxes	1,218
Net Income	$8,007

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance – January 1, 2015	$6,000	$463,442	$469,442
Net Income	-	8,007	8,007
Balance – December 31, 2015	$6,000	$471,449	$477,449

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2015

Balance – January 1, 2015	$0
Balance – December 31, 2015	$0

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operations activities	
Net income	$8,007
Adjustments to reconcile net income to net cash used in operating activities	
Decrease (Increase) in operating assets:	
Securities owned – at market value	(64,670)
Commissions receivable	22,883
Prepaid expenses	1,036
Increase (Decrease) in operating liabilities	
Clearance fee payable	(5,348)
Accounts payable and accrued expenses	(29,116)
Payroll taxes payable	(3,588)
Total Adjustments	(78,803)
Cash used in operating activities	(70,796)
Cash; beginning of year	300,490
Cash; end of year	$229,694

See accompanying notes.

Repex & Co., Inc.
Notes To Financial Statements
December 31, 2015

NOTE 1 – Organization and Business Activities

Repex & Co., Inc. (the "Company") is a New Jersey Corporation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations as a broker-dealer on September 16, 1981. The Company clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3(k)(2)(ii).

NOTE 2 – Significant Accounting Policies

(a) Revenue Recognition and Commission Receivable

Securities transactions (and the related commission revenues and expenses) are recorded on a trade date basis, as security transactions occur. Proprietary securities transactions are reported on a trade date basis, and the related gains or losses are recorded in principal trade gains.

Rule 12 b-1 fees are recognized as earned based on the daily average net assets of the assets under management in registered investment companies.

Service fees, which are earned from a related party, are recognized based on the value of research and professionalism.

(b) Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

(c) Use of Estimates in Financial Statements – The preparation of financial statements in conformity with general accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes – The Company has elected to be taxed as an "S" Corporation under the Internal Revenue Code. In lieu of corporate income taxes, stockholders of a Subchapter S Corporation are taxed on their proportionate share of the Company's taxable income. The Company's income tax filings are subject to audit by federal and state tax authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 2 – Significant Accounting Policies (continued)

The Company believes that it has no uncertain tax positions, and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2012, 2013, and 2014 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

No provision has been made for Federal Income taxes, since the Company has elected to be treated as an "S" Corporation according to provisions of the Internal Revenue Code.

The Company has also elected to be treated as an "S" Corporation for New Jersey income taxes, and therefore, there are no provisions for state income taxes in the financial statements.

(e) Advertising Costs – The Company expenses advertising costs as incurred.

NOTE 3 – Securities Owned

Securities owned are stated at fair value and consist of the following:

	Market Value	Cost Basis
U.S. Treasury Bills	$314,628	$314,631

NOTE 4 – Fair Value Measurements

The framework for measuring fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

NOTE 4 – Fair Value Measurements (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies use for assets measured at fair value, at December 31, 2015:

U.S. Treasury Bills: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
U.S. Treasury Bills	$314,628	$0	$0	$314,628

NOTE 5 – Lease Commitment

The Company occupies office space in which an affiliate company of Repex & Co., Inc. has liability for the lease. Therefore, the Company has no lease commitment.

As of December 31, 2015, the Company had no rent expense.

NOTE 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. At December 31, 2015, the Company's net capital ratio was 0.233%:1.0 and its net capital was $418,502 as compared with required net capital of $100,000.

NOTE 7 – Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Corporation is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Corporation's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Corporation introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

Note 7 – Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Corporation's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Corporation and the Corporation's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to such nonperformance by its customers.

The Corporation seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Corporation monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 – Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company also believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9 – Cash Flow Disclosures

Supplemental disclosure of cash flow information for the year end December 31, 2015:

Cash paid for income taxes	$1,218

Note 10 – Related Party Transactions

During 2015, the Company received $25,300 from services provided by Repex Investment Management Co., Inc., a related party. There is no agreement associated with this transaction.

Note 11 – Subsequent Events

Subsequent events were considered through February 19, 2016, which is the date the financial statements were available to be issued.

REPEX & CO., INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

REPEX & CO., INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2015

Total Stockholder's Equity	$477,449
Deductions and/or charges	
Non-allowable assets	(50,000)
Non-allowable assets	(7,374)
Net capital before haircuts	420,075
Haircuts on securities	(1,573)
Net capital	418,502
Less: Minimum net capital requirements	(100,000)
Capital in excess of all requirements	$318,502
Aggregate indebtedness	
Clearance fee payable	5,655
Accounts payable and accrued expenses	90,807
Payroll tax payable	1,594
	$98,056
Capital ratio – (maximum allowance 1500%)	23.3%
Ratio of aggregate indebtedness to net capital	

REPEX & CO., INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2015
Net capital – per FOCUS Report	$ 420,075
Audit adjustment to record prepayment of stock exchange fees	7,374
Audit adjustment for non-allowable asset	(7,374)
Audit adjustment to net capital - haircut	(1,573)
Net capital – per audit report	$ 418,502

REPEX & CO., INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2015

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of the SEC Rule 15c3-3.

REPEX & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.


SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Report of Independent Registered Public Accounting Firm

To the Shareholder
Repex & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Repex & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Repex & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Repex & Co., Inc. stated that Repex & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Repex & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Repex & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SRV, CPA PC

Suffern, New York
February 19, 2016

Repex & Co., Inc.'s Exemption Report

Repex & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Repex & Co., Inc. has met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015, without exception.

Repex & Co., Inc.

I, David Sokolower, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President

February 18, 2016


SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder
Repex & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Repex & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Repex & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. Repex & Co., Inc.'s management is responsible for Repex & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SRV, CPA PC

Suffern, New York
February 19, 2016

REPEX & CO., INC.
SCHEDULE OF ASSESSMENT PURSUANT TO RULE 17a-5(e)(4)
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:	
Total revenue (FOCUS Line 12/Part IIA Line 9)	$416,727
Deductions:	
Revenues from the distribution of shares of registered open end investment company or unit investment trust	38,235
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	87,450
Other allowable deductions	2,500
Total deductions:	128,185
SIPC net operating revenue	288,542
SIPC general assessment at .0025	$721
Less: Payment July 2015	346
Assessment balance due February 2016	$375

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1435**********************MIXED AADC 220
026431 FINRA DEC
REPEX & CO INC
550 DURIE AVE
CLOSTER NJ 07624-2012

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 721

B. Less payment made with SIPC-6 filed (**exclude interest**) (346)
07/16/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 375

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 375

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Repex & Co., INC.
(Name of Corporation, Partnership or other organization)

David Sokolov
(Authorized Signature)

PRESIDENT
(Title)

Dated the 20 day of JANUARY, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 416,727

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 38,235

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 87,450

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 108

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,392

Enter the greater of line (i) or (ii) — 2,392

Total deductions — 128,185

2d. SIPC Net Operating Revenues — $ 288,542

2e. General Assessment @ .0025 — $ 721

(to page 1, line 2.A.)

Repex & Co., Inc. INVESTMENT BROKER
MEMBER NASD, SIPC
www.repexinvestments.com
550 DURIE AVENUE • P.O. BOX 577 • CLOSTER, NEW JERSEY 07624 USA • TELEPHONE: 201-767-1050 • FAX: 201-767-6932

February 22, 2016

Securities and Exchange Commission
Office of Filings and Information Systems
Attn: Branch: of Registrations and Examinations
100 F Street
Washington, DC 20549

Dear Sir/Madam:

Enclosed please find two certified copies of the Annual Audited Report prepared on behalf of Repex & Co., Inc. as of December 31, 2015.

Will you be so kind enough to acknowledge receipt thereof to us at our address 550 Durie Avenue, Closter, NJ 07624.

Thank you.

Sincerely,



David Sokolower

Enclosure.